UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Enhabit, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29332G102
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29332G102	13G	Page 2 of 11

1	NAME OF REPORTING PERSONS 8 Knots Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,807,296**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,807,296**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,807,296**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.57%*
12	TYPE OF REPORTING PERSON IA

*Calculated based on 50,284,120 shares of the Issuer’s Common Stock outstanding, as disclosed on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 8, 2024.

**See Item 4.

CUSIP No. 29332G102	13G	Page 3 of 11

1	NAME OF REPORTING PERSONS Scott Green
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,807,296**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,807,296**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,807,296**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.57%*
12	TYPE OF REPORTING PERSON IN

*Calculated based on 50,284,120 shares of the Issuer’s Common Stock outstanding, as disclosed on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 8, 2024.

**See Item 4.

CUSIP No. 29332G102	13G	Page 4 of 11

1	NAME OF REPORTING PERSONS 8 Knots Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,263,922**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,263,922**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,922**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.50%*
12	TYPE OF REPORTING PERSON PN

*Calculated based on 50,284,120 shares of the Issuer’s Common Stock outstanding, as disclosed on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 8, 2024.

**See Item 4.

CUSIP No. 29332G102	13G	Page 5 of 11

1	NAME OF REPORTING PERSONS 8 Knots GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,263,922**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,263,922**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,263,922**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.50%*
12	TYPE OF REPORTING PERSON PN

*Calculated based on 50,284,120 shares of the Issuer’s Common Stock outstanding, as disclosed on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 8, 2024.

**See Item 4.

CUSIP No. 29332G102	13G	Page 6 of 11

Item 1

(a)	Name of Issuer:

Enhabit, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

6688 N. Central Expressway, Suite 1300

Dallas, Texas 75206

Item 2

(a)	Name of Person Filing:

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to as the “Reporting Persons”:

(i)	8 Knots Fund, LP, a Delaware limited partnership (“8 Knots Fund”). 8 Knots GP (as defined below) is the general partner of 8 Knots Fund.
(ii)	8 Knots GP, LP, a Delaware limited partnership (“8 Knots GP”). 8 Knots Management (as defined below) is the general partner of 8 Knots GP.
(iii)	8 Knots Management, LLC, a Delaware limited liability company (“8 Knots Management”). Scott Green is the managing member of 8 Knots Management.
(iv)	Scott Green is the sole member and managing member of 8 Knots Management.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is c/o 8 Knots Management, 4530 Woodfin Drive, Dallas, Texas 75220.

(c)	Citizenship

(i)	8 Knots Fund is a Delaware limited partnership.
(ii)	8 Knots GP is a Delaware limited partnership.
(iii)	8 Knots Management is a Delaware limited liability company.
(iv)	Scott Green is a citizen of the United States.

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share (“Common Stock”)

(e)	CUSIP No.

29332G102

Item 3	If this statement is filed pursuant to Sec. 240.13d-1(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

CUSIP No. 29332G102	13G	Page 7 of 11

(e)	☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(K).

Item 4	Ownership

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

8 Knots Fund beneficially owns 2,263,922 shares of Common Stock of the Issuer. 8 Knots GP, as the general partner of 8 Knots Fund, may be deemed to beneficially own the Common Stock owned by 8 Knots Fund. Additionally, Scott Green, is an individual and sole managing member of 8 Knots Management. 8 Knots Management, an investment adviser registered with the U.S. Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, serves as investment manager to 8 Knots Fund pursuant to an investment advisory agreement with the 8 Knots Fund. Accordingly, 8 Knots Management and Mr. Green may be deemed to have beneficial ownership over the shares of Common Stock directly owned by 8 Knots Fund, the Sub-Advised Fund (as defined below), and the SMAs (as defined below).

8 Knots Management also serves as a sub-adviser, pursuant to a sub-advisory investment management agreement, to another private investment fund (such sub-advised fund, the “Sub-Advised Fund”) which beneficially owns 173,171 shares of Common Stock. While 8 Knots Management maintains investment discretion with respect to the Sub-Advised Fund, including the Common Stock, the sub-advisory investment management agreement is terminable by the Sub-Advised Fund’s investment manager at any time upon 30 days written notice. Accordingly, 8 Knots Management and Mr. Green disclaim beneficial ownership of the Common Stock owned by the Sub-Advised Fund.

8 Knots Management serves as an adviser to five separately managed accounts (each, an “SMA”, and collectively, the “SMAs”) pursuant to respective investment management agreements entered into between 8 Knots Management and each SMA. The SMAs beneficially own shares of Common Stock as follows: (i) one SMA beneficially owns 235,122 shares of Common Stock (“A-SMA”), (ii) another SMA beneficially owns 173,032 shares of Common Stock (“C-SMA”), (iii) a third SMA beneficially owns 257,610 shares of Common Stock (“P-SMA”), (iv) a fourth SMA beneficially owns 507,405 shares of Common Stock (“SP-SMA”), and (v) a fifth SMA beneficially owns 196,964 shares of Common Stock (“V8-SMA”). While 8 Knots Management maintains investment discretion with respect to each of A-SMA, P-SMA, SP-SMA, and V8-SMA, including the authority to vote and dispose of the Common Stock on behalf of each SMA, the respective investment management agreements with A-SMA, P-SMA, SP-SMA, and V8-SMA are terminable by each such SMA at any time upon 60 days written notice. Accordingly, 8 Knots Management and Mr. Green disclaim beneficial ownership of the Common Stock owned by the A-SMA, P-SMA, SP-SMA, and V8-SMA. While 8 Knots Management maintains investment discretion with respect to C-SMA, including the authority to vote and dispose of the Common Stock on behalf of C-SMA, the respective investment management agreement with C-SMA is terminable by C-SMA at any time upon 61 days written notice. Accordingly, 8 Knots Management and Mr. Green may be deemed to have beneficial ownership of the Common Stock owned by C-SMA.

Item 5	Ownership of Five Percent or Less of a Class.

☐             As of the date of this Report, the aggregate beneficial ownership of the Reporting Persons had been reduced to below five percent (5%).

CUSIP No. 29332G102	13G	Page 8 of 11

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Mr. Green, 8 Knots GP, and 8 Knots Management may be deemed to beneficially own 2,263,922 shares of Common Stock reported in this statement beneficially owned by 8 Knots Fund, which represents 4.50% of the Common Stock of the Issuer. 8 Knots Fund holds the right to receive dividends from, or the proceeds from the sale of, all such 2,263,922 shares of Common Stock.

Shares of common stock representing 1,370,133 shares of Common Stock are held by the SMAs in the aggregate, each of which has the right to receive dividends from, or the proceeds from the sale of, the actual shares held by each such SMA (as set forth in Item 4). Such interest does not relate to more than 5 percent of the outstanding Common Stock.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 29332G102	13G	Page 9 of 11

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits.

Exhibit A  Joint Filing Agreement by and between the Reporting Persons dated November 14, 2024.

CUSIP No. 29332G102	13G	Page 10 of 11

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 14, 2024 Date

8 Knots Management, LLC

By:	/s/ Scott Green
Scott Green, Managing Member

8 Knots Fund, LP

By:	8 Knots GP, LP, its general partner

By:	/s/ Scott Green
Scott Green, President

8 Knots GP, LP

By:	/s/ Scott Green
Scott Green, President

Scott Green

By:	/s/ Scott Green
Scott Green